Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial/Science/Medical Editor:
    Vasogen and Grupo Ferrer Announce Initial Roll-out of Celacade - New
    Therapy for Chronic Heart Failure

    MISSISSAUGA, ON, Dec. 17 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS) and
Grupo Ferrer Internacional, S.A. ("Ferrer"), a leading European pharmaceutical and medical devices company, today announced the receipt of initial orders for
Vasogen's Celacade(TM) System in Germany. Celacade, a first-in-class therapy, is the only CE Mark approved product that specifically targets the destructive chronic inflammation underlying the development and progression of chronic heart failure. Under the CE Mark, Celacade can be marketed in the 27 countries that comprise the European Union and is indicated in the EU for the treatment of New York Heart Association (NYHA) Class II patients and NYHA Class II, III,
& IV heart failure patients who do not have a prior history of heart attack.
    In the international ACCLAIM trial, Celacade was shown to significantly reduce the risk of death or cardiovascular hospitalizations in large pre-specified subgroups of patients with chronic heart failure, including NYHA
Class II patients, where risk was reduced by 39%, and NYHA Class II to IV patients with no prior heart attack, where risk was reduced by 26%. The commercial introduction of Celacade in the European Union provides physicians and patients with a novel approach for the treatment of heart failure that is safe and well tolerated and can be used in combination with currently approved therapies for this condition.
    "The initial orders for the Celacade System are a major milestone for
Vasogen," commented Chris Waddick, President and CEO of Vasogen. "We are
extremely pleased that Ferrer has secured these orders so quickly after completing key pre-marketing activities. We look forward to continuing our close collaboration with Ferrer as we work to rapidly expand the use of
Celacade within the European Union."
    "We are firmly committed to the success of Celacade in Europe," commented
Dr. Carlos de Lecea, Vice President International and Business Development at
Ferrer. "We are very pleased that the initial orders are from sites who participated in the ACCLAIM study, which we believe reflects the clinical benefits of Celacade and the feedback the physicians received from patients."

    About Celacade:

    The Celacade System targets the inflammation underlying chronic heart failure and other cardiovascular diseases. Inflammation is a normal response of the immune system to cellular injury caused by infection, trauma, or other stimuli. During the inflammatory process, immune cells release a number of factors, including cytokines - potent chemical messengers that modulate inflammation and facilitate the healing process. While this inflammatory process is usually self-limiting, it can persist, become chronic, and lead to a number of serious medical conditions.
    During a brief outpatient procedure, a small sample of a patient's blood is drawn into Vasogen's Celacade single-use disposable cartridge and exposed to controlled oxidative stress utilizing Vasogen's proprietary Celacade medical device technology. Oxidative stress is a factor known to initiate apoptosis, a physiologic process that is inherently anti-inflammatory. The treated blood is then administered to the same patient intramuscularly. An initial course of treatment comprising three consecutive outpatient procedures is administered over a two-week period, and treatments are continued once per month thereafter.

    About Grupo Ferrer Internacional, S.A.:

    Vasogen has entered into a collaboration with Grupo Ferrer Internacional, a privately held European research and commercial development based pharmacochemical and medical devices company headquartered in Barcelona,
Spain. Ferrer operates today in over 60 countries with the overall aim to improve people's health and quality of life. Based on its policy of continuous expansion throughout the world, Ferrer has established strong industrial and commercial operations in Europe and has extensive commercial experience in
Latin America, Africa, and in the Middle and Far East. Ferrer has licensing, distribution, and marketing agreements with large multinational pharmaceutical companies, as well as mid-size firms, including AstraZeneca, Astellas, Johnson
& Johnson, Merck Sharp & Dohme, Novartis, Roche, Sanofi-Aventis, Solvay,
Cephalon, United Therapeutics, and The Medicines Co., among others.
    In addition to its commercial operations, Ferrer operates pharmaceutical research and development facilities in Barcelona, Spain and Alsdorf, Germany.
The research facilities in Barcelona manage all aspects of drug development from concept through to clinical development and product registration. The
Alsdorf facility is specialized in new applications of pharmaceutical technology. Ferrer also has established research collaborations with a large number of pharmaceutical companies and universities throughout the world.

    About Vasogen:

    Vasogen is a biotechnology company engaged in the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. The Company's lead product, the Celacade System, is designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation. Celacade is in late-stage development for the treatment of chronic heart failure and has received
European regulatory approval under the CE Mark for this indication. Vasogen is also developing a new class of drugs for the treatment of certain neuro-inflammatory disorders. VP025 is the lead drug candidate from this new class.

    Certain statements contained in this press release or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or
"forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, plans to advance the development of Celacade(TM) or VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans",
"anticipates", "believes", "estimated", "predicts", "potential", "continue",
"intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size, and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials.
You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected. These risks include, but are not limited to, the outcome of further ongoing analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials and the size and design of any such trials, delays or setbacks in the regulatory approval process, difficulties in the maintenance of existing regulatory approvals, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing, and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on partners, subcontractors, and key personnel, losses due to fluctuations in the
U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S.
securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the
"Risk Factors" section of our Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

    %SEDAR: 00001047E          %CIK: 0001042018

    /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd., Mississauga, ON, Canada L5N 5S2; Tel: (905) 817-2004; Fax:
(905) 569-9231; www.vasogen.com, investor(at)vasogen.com/
    (VSGN VAS.)

CO:  Vasogen Inc.

CNW 09:25e 17-DEC-07